Exhibit 99.2

Media Release

Planegg/Munich, Germany, November 18, 2019

MorphoSys’ tafasitamab B-MIND DLBCL study successfully

passed futility analysis

IDMC recommends to increase patient number from currently 330 to 450.

MorphoSys (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) today announced that the ongoing tafasitamab phase 3 B-MIND study has successfully passed the pre-planned, event-driven interim analysis for futility. An independent data monitoring committee (IDMC) reviewed the data and recommended to increase the number of patients from currently 330 to 450. B-MIND compares the efficacy of the CD19 antibody tafasitamab plus bendamustine with rituximab plus bendamustine in patients with relapsed or refractory diffuse large B cell lymphoma (r/r DLBCL).

Within the interim analysis for futility, data were assessed by the IDMC for the probability of a positive study at primary completion. The IDMC assessed efficacy data in both the overall patient population as well as in the biomarker-positive subpopulation. The biomarker, described as patients with a low natural killer cell count at baseline, was implemented as a co-primary endpoint in an amendment of B-MIND in the first quarter 2019. The recommendation to enroll more patients aims to increase statistical power of the study in the biomarker-described patient subpopulation as well as the overall patient population. Data of the analysis were not shared with MorphoSys.

As a continuation of the B-MIND study protocol, enrollment will proceed according to the original inclusion and exclusion criteria to allow for ongoing comparison of the efficacy in the overall and biomarker positive patient population. Top line results are expected to be available in Q1 2022.

“We are very pleased with the IDMC recommendation and see it as an important step in the clinical development of tafasitamab”, said Dr. Malte Peters, Chief Development Officer of MorphoSys. “DLBCL is a difficult to treat disease and has a high unmet medical need, so new treatment options are highly needed. Independent of B-MIND, we are on track to complete our BLA submission to the U.S. FDA for tafasitamab in combination with lenalidomide by the end of 2019 based on the previously reported encouraging results from the L-MIND and Re-MIND clinical studies.”

About B-MIND

The pivotal phase 2/3 B-MIND study is designed to investigate tafasitamab in combination with the chemotherapeutic agent bendamustine in patients with relapsed/refractory DLBCL who are not eligible for high-dose chemotherapy (HDC) and autologous stem cell transplantation (ASCT) in comparison to the combination of the anti-CD20 antibody rituximab plus bendamustine. Low baseline peripheral blood natural killer cell count was implemented as a biomarker in agreement with the FDA in the first quarter of 2019. A pre-planned, event-driven interim analysis for futility of B-MIND took place in November 2019 and led to an increase of the sample size of the study to 450 (increase from 330).

About CD19 and tafasitamab

CD19 is broadly and homogeneously expressed across different B cell malignancies including DLBCL and CLL. CD19 has been reported to enhance B cell receptor (BCR) signaling, which is assumed important for B cell survival, making CD19 a potential target in B cell malignancies.

Tafasitamab is an investigational humanized Fc-engineered monoclonal antibody directed against CD19. Fc-modification of tafasitamab is intended to lead to a significant potentiation of antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP), thus aiming to improve a key mechanism of tumor cell killing. Tafasitamab has been observed in preclinical models to induce direct apoptosis by binding to CD19, which is assumed to be involved in B cell receptor (BCR) signaling.

Next to B-MIND, MorphoSys is clinically investigating tafasitamab as a therapeutic option in B cell malignancies in a number of ongoing combination trials. An open-label phase 2 combination trial (L-MIND study) is investigating the safety and efficacy of tafasitamab in combination with lenalidomide in patients with relapsed/refractory DLBCL who are not eligible for high-dose chemotherapy (HDC) and autologous stem cell transplantation (ASCT). Based on interim data from L-MIND, in October 2017 the U.S. FDA granted Breakthrough Therapy Designation for tafasitamab plus lenalidomide in this patient population. Re-MIND, the real-world data lenalidomide alone matched control cohort met its primary endpoint in October 2019, demonstrating clinical superiority of the tafasitamab/lenalidomide combination compared to lenalidomide alone. In addition, tafasitamab is currently being investigated in patients with relapsed/refractory CLL/SLL after discontinuation of a prior Bruton tyrosine kinase (BTK) inhibitor therapy (e.g. ibrutinib) in combination with idelalisib or venetoclax.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 28 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, tafasitamab (MOR208), has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 405 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep® and ENFORCERTM are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding the outcome of the B-MIND interim analysis and the clinical development of tafasitamab in combination with bendamustine versus rituximab and bendamustine in the B-MIND study in r/r DLBCL,, the clinical development of tafasitamab in combination with lenalidomide in the L-MIND study in r/r DLBCL, the Re-MIND study, the further clinical development of tafasitamab as well as interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding the outcome of the B-MIND interim analysis and the clinical development of tafasitamab in combination with bendamustine versus rituximab and bendamustine in the B-MIND study in r/r DLBCL,, the clinical development of tafasitamab in combination with lenalidomide in the L-MIND study in r/r DLBCL, the Re-MIND study, the further clinical development of tafasitamab as well as interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys

Dr. Sarah Fakih Head of Corporate Communications & IR Tel: +49 (0) 89 / 899 27-26663 Sarah.Fakih@morphosys.com

Dr. Julia Neugebauer Director Corporate Communications & IR Tel: +49 (0) 89 / 899 27-179 Julia.Neugebauer@morphosys.com

Dr. Verena Kupas Manager Corporate Communications & IR Tel: +49 (0) 89 / 899 27-26814 Verena.Kupas@morphosys.com